UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
      ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

IOTTY Smart Home, Inc.

Legal status of Issuer:

> ***Form:***
>
> Corporation
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Delaware
>
> ***Date of Organization:***
>
> September 11, 2025

Physical Address of Issuer:

17 Westwood Ave., Westwood, NJ 07675, United States

Website of Issuer:

https://iottysmarthome.com/

Is there a Co-Issuer? _X_ Yes ___ No

Name of Co-Issuer:

IOTTY CF Investors SPV, LLC

Legal status of Co-Issuer:

> ***Form:***
>
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Delaware

Date of Organization:

September 3, 2025

Physical Address of Co-Issuer:

17 Westwood Ave., Westwood, NJ 07675

Website of Co-Issuer:

None

Current Number of Employees:

0

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)
Total Assets	$84,416	$184,861
Cash & Cash Equivalents	$11,270	$59,781
Accounts Receivable	$8,379	$6,344
Current Liabilities	$3,389,567	$3,476,626
Long-Term Liabilities	$101,635	$189,687
Revenues/Sales	$1,197,084	$2,392,085
Cost of Goods Sold	$787,164	$1,672,143
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(174,717)	$(519,273)

*The Company was formed on September 11, 2025 as a result of a conversion from a Nevada limited liability company, IOTTY, LLC, to a Delaware corporation (IOTTY Smart Home, Inc.). The financials in the table above, and in Exhibit B, attached hereto and made a part hereof, reflect the results for the Company as a Nevada limited liability company through September 11, 2025 and for the Company from September 12, 2025 to December 31, 2025.

TABLE OF CONTENTS

IOTTY Smart Home, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by IOTTY Smart Home, Inc. (**"IOTTY,"** the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**"). Additionally, the investments were made through IOTTY CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://iottysmarthome.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 23, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

IOTTY Smart Home, Inc.
_____
(Issuer)

By:/s/Bryan Welfel
_____
(Signature)

Bryan Welfel
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Bryan Welfel
_____
(Signature)

Bryan Welfel
_____
(Name)

Director
_____
(Title)

April 23, 2026
_____
(Date)

/s/ Peter Welfel
_____
(Signature)

Peter Welfel
_____
(Name)

Director
_____
(Title)

April 23, 2026
_____
(Date)

/s/ Alberto Bacchin
_____
(Signature)

Alberto Bacchin
_____
(Name)

Director
_____
(Title)

April 23, 2026
_____
(Date)

/s/ Edoardo Cesari
_____
(Signature)

Edoardo Cesari
_____
(Name)

Director
_____
(Title)

April 23, 2026
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 23, 2026

IOTTY Smart Home, Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

IOTTY Smart Home, Inc. designs and sells premium smart light switches and outlets that pair Italian designed glass touch faceplates with WiFi control and app simplicity, making installation easier than a standard switch.

The Company was originally incorporated on June 15, 2018 as a Nevada limited liability company, IOTTY, LLC. On September 11, 2025, the Company filed a Certificate of Conversion and Certificate of Incorporation with the Delaware Secretary of State in order to become a Delaware corporation named IOTTY Smart Home, Inc. The Company is headquartered in Westwood, New Jersey and sells its products through the internet throughout the United States and North America.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://iottysmarthome.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company is owned by affiliates of the Company's Officers and Directors, and they will exercise voting control.

Affiliates of the officers and Directors of the Company beneficially own a substantial majority of the Company, including all voting shares. Subject to any fiduciary duties owed to other stockholders under Delaware law, these affiliates will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These affiliates may have interests that are different from yours. For example, these affiliates may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these affiliates could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Changes in tariffs, trade policies, or import/export regulations could increase our costs and adversely affect our business.

Our products and many of their components are manufactured or sourced internationally, including from countries that may be subject to changing U.S. trade policies and tariffs. Increases in tariffs, duties, or other import/export restrictions could raise the cost of our materials, finished goods, or logistics. The imposition of new tariffs or the modification or elimination of existing trade agreements may increase our expenses and make our products less price-competitive. In addition, uncertainty surrounding international trade relations may disrupt supply chains or delay shipments. We may not be able to pass increased costs on to customers without reducing demand, which could materially and adversely affect our margins, business, financial condition, and results of operations.

BUSINESS

Description of the Business

IOTTY Smart Home, Inc. designs and commercializes design-forward, Wi-Fi-connected smart switches and related home-automation software sold under the IOTTY brand. The Company focuses on "plug-and-play" home automation that combines contemporary Italian industrial design (tempered glass touch plates, minimalist aesthetics) with cloud-connected controls delivered through the IOTTY mobile app and major voice assistants (e.g. Amazon Alexa and Google Assistant). IOTTY supports multi-home organization, scene creation, grouped automations, and role-based sharing, enabling end-users to administer devices while granting controlled access to family members or colleagues.

Business Plan

With installation as simple as a standard switch, requiring no hub, IOTTY's products offer an elegant solution for modern homes. IOTTY's products connect directly to a home's Wi-Fi (no external hub required) and are positioned to make lighting control, scene automation, and energy-use awareness accessible to mainstream homeowners and renovators. The Company's licensed patented modular architecture keeps cost of goods low while allowing for interchangeable faceplates and dimmable, capacitive-touch controls, available in a variety of configurations and tailored to the U.S. market. All hardware is UL certified, ensuring quality and safety. With over 90,000 devices sold and a strong track record of 70%+ gross margins, IOTTY has achieved profitable first orders and continues to grow with a waitlist for its upcoming smart outlet.

The Company plans to significantly expand its business by purchasing additional inventory and increasing its sales and marketing activities. Any capital we raise in the future will empower us to increase sales and marketing efforts and purchase additional inventory, as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
IOTTY Smart Switch	Design-forward, Wi-Fi-connected smart switches, requiring no external hub, positioned to make lighting control, scene automation, and energy-use awareness accessible to mainstream homeowners and renovators.	Direct-to-consumer via the Company's branded e-commerce site. Expanding to electricians, builders, and Amazon in 2026.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

We primarily compete with mass-market smart switches that sacrifice design or require hubs and professional installation, and with premium control systems that are costly and aesthetically dated. Specific competitors include Leviton, Lutron, and Control4.

Customer Base

The Company primarily sells direct-to-consumer via its branded e-commerce site, with merchandising and customer acquisition built around product design, ease of installation, and app-enabled features. The Company serves homeowners, condo/apartment dwellers, and renters seeking an aesthetic upgrade and smarter lighting without complex rewiring or a gateway controller. The Company currently has been focused on sales to direct to consumer and designers-architects, and plans to expand to electricians, builders, and Amazon in 2026, positioning IOTTY to capture market share in a 27 billion dollar US switch-and-outlet market within the broader 74 billion dollar smart home category. The Company's sales are limited to North America as its majority shareholder holds the exclusive sales rights outside of North America.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company does not own any patents or trademarks. All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Bryan Welfel	Chief Executive Officer, President, Treasurer and Director	CEO, President, Treasurer and Director of IOTTY Smart Home, Inc (and its predecessor, IOTTY, LLC), 2018 - Present. Responsible for business development and marketing.	Marist University, B.S., Information Technology, 2009
Peter Welfel	COO, Secretary and Director	COO, Secretary and Director of IOTTY Smart Home, Inc (and its predecessor, IOTTY, LLC), 2018 - Present . Responsible for business operations.	University of Delaware, B.S., Chemical Engineering, 2007
Alberto Bacchin	Director	Director of IOTTY Smart Home, Inc. (and its predecessor, IOTTY, LLC), 2018 - Present . Responsible for hardware development and manufacturing. CEO and Director of IOTTY, SRL, 2017 - Present.	Max Planck Institute, Italy Technical High School Diploma in Electronics, 1987
Edoardo Cesari	Director	Director of IOTTY Smart Home, Inc. (and its predecessor, IOTTY, LLC), 2018 - Present. Responsible for software platform development and maintenance. CEO and Director of IOTTY, SRL, 2017 - Present.	Bologna University, B.Sc. in Computer Science, 2005

Biographical Information

Bryan Welfel: Bryan is the CEO, President, Treasurer and Director of the Company. With a background in marketing for digitally native brands, Bryan is adept at maximizing impact and efficiency in marketing spend for IOTTY's growth.

Peter Welfel: Peter is the COO, Secretary and Director of the Company. A strategic operator with experience in digital brand growth, Peter ensures IOTTY's operational excellence and cost-effective marketing strategies.

Alberto Bacchin: Alberto is a director of the Company. He brings a wealth of expertise in PCB design and hardware development from his time at Alba Electronics, driving IOTTY's product innovation and manufacturing.

Edoardo Cesari: Edoardo is a director of the Company. He leverages his extensive experience in software development and expertise with Microsoft Azure to enhance the smart home experience through innovative technology integration.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently does not have any employees. The Company utilizes independent contractors and advisors.

CO-ISSUER

IOTTY CF Investors SPV, LLC is the Co-Issuer (the "**Co-Issuer**"), and is located at 17 Westwood Ave., Westwood, NJ 07675, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company formed the Co-Issuer solely for issuing the Securities under the previously completed Regulation CF offering. The Co-Issuer serves merely as a conduit for investors to invest in the Company and does not have a separate business purpose. Investors in the Co-Issuer achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and the same disclosures as if they had invested directly in the Company. The Co-Issuer maintains a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There is no material difference between an investment in the Company and the Co-Issuer.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Certificate of Incorporation, and to the applicable provisions of Delaware law.

On September 11, 2025, the Company converted from a Nevada limited liability company to a Delaware corporation and filed its Certificate of Incorporation to create its authorized capital stock. As a result, the total number of shares that the Company is authorized to issue is 55,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), of which 45,000,000 shares are designated as Class A Common Stock (the "**Class A Common Stock**") and 10,000,000 shares are designated as Class B Common Stock (the "**Class B Common Stock**"). In connection with the conversion, the Company issued 40,000,000 shares of Class A Common Stock to the members of the Nevada predecessor entity.

As of the date of this Form C-AR, (i) 41,623,909 shares of Class A Common Stock and (ii) 648,712 (estimated) shares of Class B Common Stock are issued and outstanding.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	41,623,909
Par Value Per Share	$0.00001
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock which may dilute the security.

Type	Class B Common Stock
Amount Outstanding	648,712*
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock which may dilute the security.

* Estimated figures. Does not include all bonus shares to be issued.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company does not have any outstanding Options, SAFEs, Convertible Notes or Warrants.

Voting and Control

Except as required by applicable law, each outstanding share of Class B Common Stock is not entitled to vote on any matter on which the stockholders of the Company shall be entitled to vote, and shares of Class B Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters. As a result, Investors have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, Investors in the Co-Issuer indirectly hold only the Securities (the Co-Issuer is the legal owner of the Class B Common Stock) and are completely passive investors.

The Company is a party to a certain Stockholders Agreement, dated as of September 11, 2025, under which the Company and the initial holders of Class A Common Stock agreed to, among other things (i) restrictions on transfer; (ii) right of first refusal on proposed transfers; (iii) tag-along rights; (iv) voting provisions regarding the Board, including the size of the Board (four (4) directors) and composition of the Company's board of directors. Pursuant to the Stockholders Agreement, IOTTY, LLC, a Delaware limited liability company, shall be entitled to designate two representatives on the Company's Board of Directors for which it has designated Alberto Bacchin and Edoardo Cesari, respectively, and Fixed Focus LLC shall be entitled to designate two representatives on the Company's Board of Directors for which it has designated Bryan Welfel and Peter Welfel, respectively. The Co-Issuer is not a party to the Stockholders Agreement.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Promissory Note from Individual Third Party
Principal Amount Outstanding	$200,000
Interest Rate and Amortization Schedule	10% per annum. Quarterly interest payments only.
Description of Collateral	Unsecured
Maturity Date	December 31, 2027

Type	Related Party Loans
Principal Amount Outstanding	$485,000 (5 Loans) Loan 1: $100,000- Parent of Company Officers Loan 2: $50,000- Parent of Company Officers Loan 3: $100,000- Peter Welfel Loan 4: $200,000- Fixed Focus LLC Loan 5: $35,000- Fixed Focus LLC
Interest Rate and Amortization Schedule	10% per annum. Quarterly interest payments only
Description of Collateral	Unsecured
Maturity Date	December 31, 2027

Type	Forward Financing Receivables Agreement with Shopify
Principal Amount Outstanding	$105,870
Interest Rate and Amortization Schedule	17% of Daily Sales are withheld to repay the loan Monthly borrowing cost of $1,428.
Description of Collateral	Secured by All Assets
Maturity Date	February 28, 2027

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	N/A	40,000,000	N/A	September 11, 2025	Section 4(a)(2)
Class A Common Stock	$405,977	1,623,909	Inventory and General Working Capital	September 15, 2025	Section 4(a)(2)
Class B Common Stock*	$689,322	648,712*	Inventory, Sales and Marketing and General Working Capital	Various dates between January 2, 2026 and April 15, 2026	Regulation CF

*Estimated figures. Does not include all bonus shares to be issued. Also, the Principal Amount includes the investor processing fee.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
IOTTY, LLC*	26,668,000 shares of Class A Common Stock	64.07%
Fixed Focus LLC**	12,828,000 shares of Class A Common Stock	30.82%

*Edoardo Cesari and Alberto Bacchin, Directors of the Company, are the designated representatives to the Company's Board of Directors by this entity, which is owned 100% by IOTTY S.R.L., an Italian company. IOTTY S.R.L. is owned (i) 32.66% by Bitetra S.R.L., of which Edoardo Cesari is the beneficial owner, (ii) 32.66% by AAB-Tech S.R.L., of which Alberto Bacchin is the beneficial owner, and (iii) 29.68% by Friulia S.p.A.

** Bryan Welfel, CEO and Director of the Company, and Peter Welfel, COO and Director of the Company, have majority control of this entity.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2026, the Company had an aggregate of approximately $80,000 in cash and cash equivalents, leaving the Company with approximately 6 months of runway, absent additional investments made into product development, marketing and other aspects of the business. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In 2025 and 2026, the Company conducted a Regulation CF offering and raised $689,322 in exchange for the issuance of an estimated 648,712 shares of Class B Common Stock (excluding all bonus shares to be issued).

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

A. The Company is affiliated with Iotty S.R.L., the prior indirect parent of the Company and now an indirect majority owner of the Company through its ownership of IOTTY, LLC (Delaware), and the Company's product manufacturer. During 2024, the Company paid for UL certification expenses on behalf of Iotty S.R.L., as the U.S. entity was required to act as the primary contact with Underwriters Laboratories. No formal agreement exists, and repayment is expected in the ordinary course of business. As of December 31, 2025 and December 31, 2024, the outstanding balance of the amount due from Iotty S.R.L. was $11,754 and $6,203, respectively.

B. During 2023 and 2024, the Company paid Welfel Ventures LLC for office space and accounting services and Fixed Focus LLC for warehouse operations, customer service, sales support, and order fulfillment. Total payments amounted to $140,820 in 2025 and $188,780 in 2024. At the time of these transactions, neither Welfel Ventures LLC nor Fixed Focus LLC was a related party to the Company. In 2025, Fixed Focus LLC became a shareholder of the successor entity, IOTTY Smart Home, Inc., following the Company's conversion from a Nevada limited liability company to a Delaware corporation.

C. As of December 31, 2024, the Company had several promissory notes outstanding to individuals and entities that subsequently became related parties in 2025 following the Company's conversion to IOTTY Smart Home, Inc. During 2023 and 2024, the Company borrowed from Welfel family members, and Fixed Focus LLC under unsecured promissory notes bearing interest at 10% per annum, with maturity on December 31, 2027. These loans were executed on commercial terms and did not involve ownership or control relationships at the time of issuance. Accordingly, the loans are presented as third-party obligations for 2024, with related-party disclosure provided herein for transparency. As of December 31, 2025 and December 31, 2024, the outstanding balance was $485,000 and $485,000, respectively.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 23, 2026

IOTTY Smart Home, Inc.



Balance Sheet
IOTTY LLC
As of Dec 31, 2025

	2025
Assets	
Current Assets	
Bank Accounts	
10000 Chase 8285	11,361.07
10020 Chase 3397	-90.50
10040 Bill.com Money Out Clearing	0.00
10050 Paypal	0.00
10010 INTESA SANPAOLO SPA	0.00
10030 Bill.com Money In Clearing	0.00
Total for Bank Accounts	**11,270.57**
Accounts Receivable	
11000 Account Receivable	-3,374.06
11010 Due to/from SRL	11,754.00
Total for Accounts Receivable	**8,379.94**
Other Current Assets	
12010 Clearing Accounts	
12030 Shopify Clearing	-118.10
12040 Affirm Clearing	0.00
12070 Stripe Clearing	0.00
12020 Amazon Seller Central Clearing	0.00
12060 Paypal Clearing	4,074.46
Total for 12010 Clearing Accounts	**3,956.36**
12100 Prepaid Expenses	16,768.52
12500 Inventory	0.00
12510 Finished Goods	31,433.76
12515 Kickfurther Inventory	0.00
Total for 12500 Inventory	**31,433.76**
Uncategorized Asset	141.00
12000 Undeposited Funds	0.00
12110 Inventory Clearing	0.00
12200 Inventory Control	0.00
Total for Other Current Assets	**52,299.64**
Total for Current Assets	**71,950.15**
Other Assets	
13500 Intangible Fixed Asset	
13530 Financing Fee	-0.02
13510 Website	1,921.62
13520 Application	10,544.99

Total for 13500 Intangible Fixed Asset	**12,466.59**
Total for Other Assets	**12,466.59**
Total for Assets	**84,416.74**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	2,682,994.37
Total for Accounts Payable	**2,682,994.37**
Credit Cards	
21000 XXXX4688 - 2	2,140.71
Total for Credit Cards	**2,140.71**
Other Current Liabilities	
22000 Short Term Loan	
22030 Intesa Line of Credit	0.00
22060 Loan Payable - Fixed Focus LLC	235,000.00
22075 Kickfurther	0.00
22040 Loan Payable - Chris Romich	200,000.00
22050 Loan Payable - Mary Welfel	150,000.00
22070 Loan Payable - Peter Welfel	100,000.00
Total for 22000 Short Term Loan	**685,000.00**
22080 Other Current Liabilities	17,265.76
22110 Sales Tax Payable	1,819.07
22120 Deferred Revenue	73.00
22130 Accrued Expense	0.00
22090 Accrued Payroll	0.00
22100 Gift Cards	275.00
Total for Other Current Liabilities	**704,432.83**
Total for Current Liabilities	**3,389,567.91**
Long-term Liabilities	
23000 Notes Payable	0.00
23015 Shopify Capital Loan Fees	0.00
23020 ClearCo	499.99
23030 Loan Payable - Shopify Capital 3	101,135.26
23035 Loan Payable - Shopify Capital 2	0.00
23010 Loan Payable - Shopify Capital	0.00
Total for 23000 Notes Payable	**101,635.25**
Total for Long-term Liabilities	**101,635.25**
Total for Liabilities	**3,491,203.16**
Equity	
30120 Series A Equity	405,977.33
30150 Additional Paid-In Capital	-21,250.00
30700 Opening Balance Equity	7,981.38

30100 iotty SRL Equity	81,575.92
30110 Contribution	51,000.00
39999 Retained Earnings	-3,622,227.33
Net Income	-309,843.72
Total for Equity	**-3,406,786.42**
Total for Liabilities and Equity	**84,416.74**

Profit and Loss
IOTTY LLC
January-December, 2025

	Total
Income	
40010 Revenue - DTC	1,672,351.63
40100 Revenue - Shipping	7,742.22
40110 Revenue - Other	9,343.82
45000 Contra Revenue	
45010 Returns & Discounts - DTC	-492,353.20
Total for 45000 Contra Revenue	**-$492,353.20**
Total for Income	**$1,197,084.47**
Cost of Goods Sold	
Cost of Goods Sold	
50030 COGS - DTC	813,317.08
50040 COGS - Customs & Duties	615.00
50120 Packaging	2,680.84
50130 Shipping Cost	41,562.75
59999 Inventory Adjustment	-71,010.96
Total for Cost of Goods Sold	**$787,164.71**
Total for Cost of Goods Sold	**$787,164.71**
Gross Profit	**$409,919.76**
Expenses	
60000 Advertising and Marketing	
60010 Advertising & Promotions	12,775.00
60020 Digital Advertising - Ecom	226,403.53
60040 Content Creation	20.00
60050 Website	8,865.22
60060 Customer Service	324.99
60999 Other	700.00
Total for 60000 Advertising and Marketing	**$249,088.74**
61000 Selling Expenses	
61040 Merchant Fees	46,499.15
Total for 61000 Selling Expenses	**$46,499.15**
63000 Logistics	
63060 Fulfillment	48,000.00
Total for 63000 Logistics	**$48,000.00**
64000 Travel & Entertainment	
64070 Meals 50% Deductible	117.99
Total for 64000 Travel & Entertainment	**$117.99**
65000 General & Administrative	
65010 Warranty	2,785.94

65020 Dues & Subscriptions	18,362.46
65030 Insurance Expense	8,128.71
65050 Office Supplies	29.83
65070 Rent Expense	6,120.00
65080 Bank Fees	2,325.50
65110 Telephone Expense	548.82
Total for 65000 General & Administrative	**$38,301.26**
66000 Research and Development	
66010 Regulatory & Certification Expense	5,550.96
66030 Samples	467.93
Total for 66000 Research and Development	**$6,018.89**
67000 Professional Fees	
67010 Consulting	129,199.91
67020 Legal	24,411.59
67050 Accounting	43,000.00
Total for 67000 Professional Fees	**$196,611.50**
Total for Expenses	**$584,637.53**
Net Operating Income	**-$174,717.77**
Other Income	
70000 Other Income	
70020 CC Rewards	6,027.82
70040 Misc	6,205.96
Total for 70000 Other Income	**$12,233.78**
Total for Other Income	**$12,233.78**
Other Expenses	
80000 Other Expense	
80010 Interest Expense	95,785.52
80020 Taxes	2,202.91
80030 Other Miscellaneous Expense	100.78
80060 Finance Expense	49,270.52
Total for 80000 Other Expense	**$147,359.73**
Total for Other Expenses	**$147,359.73**
Net Other Income	**-$135,125.95**
Net Income	**-$309,843.72**